U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )

                             FREESTAR TECHNOLOGIES, INC.

                                    COMMON STOCK

                                    35687R 10 6
                                   (CUSIP NUMBER)


                        1140 Avenue of the Americas, 10th Floor
                                  New York, NY  10036


                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                    August 21, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  Ciaran Egan.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  Citizen of Ireland
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  3,000,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  3,000,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  3,000,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  6.16%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Freestar Technologies, Inc.
Common Stock, $.001 par value
1140 Avenue of the Americas, 10th Floor
New York, NY  10036

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  Ciaran Egan
(b) Address: Calle Fantino Falco, 24 Edif J Baez, 2nd Floor, Naco, Santo Domingo, Dominican Republic
(c)  Consultant
(d)  None
(e)  No
(f)  Citizen of Ireland

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Pursuant to an Employment Agreement by and between Ciaran Egan and Freestar Technologies, Inc., 3,000,000 shares common stock of the Issuer was issued to Ciaran Egan.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer to enter into an Employment Agreement with Ciaran Egan to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services related to the ongoing operations of the Issuer's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Ciaran Egan acquired 3,000,000 of common shares of the Issuer on August 21, 2001. After Ciaran Egan's acquisition of the aforementioned shares of the Issuer, such amount represented 6.16% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:  October 14, 2002                               /s/Ciaran Egan